Eletrobrás

DFR
Av. Pres. Vargas, 409 - 9º andar
20071-003 Rio de Janeiro RJ
BR
Tel: 2514-6327 Fax: 2514-5964

CTA-DFR-6667/2006

[redacted]

06014313

Rio de Janeiro, June 9, 2006.

RECEIVED
2006 JUN 12 P 4:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

SUPPL

At.: Division of Corporate Finance

Ref.: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 Centrais Elétricas Brasileiras SA – ELETROBRÁS (File n. 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) ("the Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copy of Announcement to the Market.

With regards,

PROCESSED
JUN 15 2006
THOMSON
FINANCIAL

Mary Annie Cairns Guerrero
Head of Funding and Investor Relations Department

6/13

Centrais Elétricas Brasileiras S.A. - ELETROBRÁS

ANNOUNCEMENT TO THE MARKET

We announce to Shareholders and the market in general that, as of June 05, 2006, the Investor Relation area of Eletrobrás will be at the following address:

Av. Presidente Vargas, 409 – 9º andar
Edifício Herm Stoltz
20071-003 -. Rio de Janeiro - Brasil

Phone #: 0xx 21 25146331/6333

Fax #: 0xx 21 25145964

Rio de Janeiro, June 02, 2006

José Drumond Saraiva
Financial and Investor Relation Director